ADITYA BIRLA GROUP

AM/STOEX-GN/08 **July 19, 2008**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SEC
Mail Processing
Section

JUL 2? 2008

Washington, DC
101

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the Secretarial Audit Report issued by the Practicing Company Secretary of the Company, for the quarter ended **30th June, 2008.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
ASST.VICE PRESIDENT & COMPANY SECRETARY

Encl : as above.

SUPPL

PROCESSED
AUG 04 2008
THOMSON REUTERS

[redacted]

08004078

7/31

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
Email : maheshsonifcs@rediffmail.com
E-mail : maheshsonifcs@hotmail.com

Ref. No.____________________ Date____________________

SECRETARIAL AUDIT REPORT

1 **For Quarter Ended** — 30/06/2008

		EQUITY SHARES		PREFERENCE SHARES
2	**ISIN**	INE038A01020	IN9038A01028	INE038A04016
3	**Face Value**	Fully Paid up	Partly Paid up	6% Cummulative Redeemable of Rs. 2/- each

4	**Name of the Company**	HINDALCO INDUSTRIES LIMITED
5	**Registered Office Address**	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 030
6	**Correspondence Address**	Same as above
7	**Telephone & Fax Nos.**	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516
8	**Email address**	amalik@adityabirla.com
9	**Names of the Stock Exchanges where the company's securities are listed:**	Bombay Stock Exchange Ltd., Mumbai (BSE)AND National Stock Exchange of India Limited.(NSE)

			EQUITY SHARS		PREFERENCE SHARES	
			Number of Shares	% of Total Issued Cap.	Number of Preference Shares	% of Total Issued Cap.
10	**Issued Capital**		122,71,30,568	100%	2032734	100%
11	**Listed Capital (Exchange-wise)**	BSE	122,71,30,568	100%	2032734	100%
	(as per company records)	NSE	122,71,30,519	99.99%	1959558	96.40%
12	**Held in demaerialised form in CDSL**		9,93,14,826	8.09	83,612	4.11
13	**Held in demaerialised form in NSDL**		94,04,51,523	76.64	698323	34.35
14	**Physical**		18,73,64,219	15.27	1250799	61.54
15	**Total No. of shares (12+13+14)**		122,71,30,568		2,032,734	

16 **Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):** N/A

17 **Certifying the details of changes in share capital during the quarter under consideration as as per Table below:**

Particulars*	No. of shares	Applied/ Not Applied for listing	Listed on Stock Exchanges (Specify Names)	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
Issued under Merger with INDAL	376	Applied	BSE & NSE	Yes	NA

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

N/A

18 **Reference of the previous quarter with regards to excess dematerialised shares, if any:** NIL

19 **Has the company resolved the matter mentioned in point no. 18 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** UPDATED
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Reasons for delay
Confirmed after 21 Days	–	–
Pending for more than 21 Days	–	–

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 6662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

M.NO.FCS:3706 MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
9th July, 2008

HINDALCO

ADITYA BIRLA GROUP

July 21, 2008

National Stock Exchange of India Limited
'Exchange Plaza', Bandra Kurla Complex,
Bandra (East), Mumbai- 400 051

Bombay Stock Exchange Limited
P.J. Tower, Dalal Street,
Mumbai 400 001

Attention: Mr. K. Hari (NSE) and Mr. Sanjeev Kumar (BSE)

Dear Sir,

Re: **Request for reduction in the notice period for fixing record date for rights offering**

We wish to bring to your notice that the current extremely volatile market environment is having an impact on the ability of companies to raise capital from the public markets especially in the case of rights issues primarily on account of the large time gap between pricing and issue closure date. We seek your approval for a contraction in the notice period for fixing the record date from the current requirement of 30 days to 21 days.

On June 20, 2008 the Board of Directors of the Hindalco Industries Limited ("**Hindalco**" or the "**Company**") approved the issue of Equity Shares or Rights Basis ("**Rights Issue**") for an amount not exceeding Rs 5,000 crores. The price for the proposed Rights Issue would be intimated to the market in due course. A successful completion of the rights issue despite current market conditions would be exceedingly important for Hindalco and its financing plans.

In context to the above announcement and in context to the current volatile market environment we submit for your consideration the reducing of notice period for Record Date from 30 days to 21 days.

Please treat this as urgent and apprise us of your decision as the meeting of the Board of Directors of Hindalco Industries Limited is already scheduled on July 25, 2008.

Thanking you,

Very truly yours
For Hindalco Industries Limited

Anil Malik
Assistant Vice President & Company Secretary

cc. to:- Securities & Exchange Commission — for infn

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : smaudgal@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7050 / 7070 • E-mail : sales.hilwz@adityabirla.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

END